SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Annual and Special General Meeting of Shareholders scheduled for August 30, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: July 30, 2012	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

..

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 30, 2012

NOTICE IS HEREBY GIVEN that on Thursday, August 30, 2012, at 4:00 p.m. Israeli time, the Annual and special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.
To re-elect Mr. Zwi Williger, Mr. Joseph Williger and Mr. Chaim Gertal, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2012 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	To appoint Mr. Boaz Nissimov as an External Director of the Company for a period of three years, as such term is defined in the Companies Law, and to approve his compensation;

4.	To approve a Sale Agreement between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2011, together with the report of the auditors thereon and the report of the Board of Directors for such year.

A shareholder who wishes to vote at the Meeting, but who is unable to attend in person, may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than August 28, 2012 at 4:00 p.m (Israel time)).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than August 28, 2012 at 4:00 p.m (Israel time)).

The Board of Directors has fixed the close of business on July 24, 2012 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on July 24, 2012 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2011, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from August 12, 2012 until August 16, 2012, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

By order of the Board of Directors
/s/ Zwi Williger

Zwi Williger
Chairman
July 30, 2012

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
_______________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual and Special General Meeting (the “Meeting”) of the Company to be held on August 30, 2012 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about July 31, 2012.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolutions 1 and 2 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The adoption of resolution 3 is contingent upon the affirmative vote of a simple majority of the Company’s shareholders attending and voting at the General Meeting of the Company’s shareholders, provided that either (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined the Israeli Companies Law, 5759-1999 (the "Companies Law")) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.  Shareholders are required to indicate whether they have personal interest in the appointment for their vote to be counted.

The adoption of resolution 4 is contingent upon the favorable vote of a simple majority of the Company’s shareholders attending and voting at the General Meeting of the Company’s shareholders, provided that either (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are disinterested shareholders (as defined in the Companies Law), or anyone on their behalf, participating in the voting in person or by proxy (with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of disinterested Shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.  Shareholders are required to indicate whether they are interested or disinterested Shareholder for their vote to be counted.

Only shareholders of record at the close of business on July 24, 2012 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 12,974,245 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from August 12, 2012 until August 16, 2012, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, not later than August 8, 2012.  Our Board of Directors may respond to your notice not later than August 15, 2012.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 648,712 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 24, 2012, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of July 24, 2012.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,404,094		57.07%
Zwi Williger (1)(2)	7,908,501	(2)	60.96%
Joseph Williger (1)(2)	7,404,094	(2)	57.07%
All directors and officers as a group (2 persons)	7,908,501	(2)	60.96%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)
Includes 7,400,594 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors of Willi Food and of the Company, and are deemed under the Companies Law as the controlling shareholders of Willi Food.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of July 24, 2012, 5,065,744 Ordinary Shares (approximately 39.04% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 10% of the Company's outstanding Ordinary Shares.  As of July 24, 2012, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees.  These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 73.8% of the total outstanding Ordinary Shares.  Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

PROPOSAL NO. 1	ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Zwi Williger, (ii) Joseph Williger and (iii) Chaim Gertal.  Such nominees are to serve together with Ms. Ayelet Eliav, who serves as an External Director of the Company and together with Mr. Boaz Nissimov who has been nominated to be appointed as an External Director at the Meeting.  Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.  If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Zwi Williger, age 57, has served as the active Chairman of the Company since January 1997. From January 1997 until September 2011 he also served as Chief Operating Officer of the Company, and from the inception of the Company in January 1994 until January 1997, as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a Director of the Company’s subsidiaries, W.F.D. (Import, Marketing and Trading) Ltd. (“W.F.D.”) and Gold Frost Ltd. (“Gold Frost”) since November 1996 and April 2001, respectively. In addition, Mr. Williger has served as a Director of Willi Food since December 1992 and as a Director of Titanic Food Ltd. (“Titanic”), a company he owns together with Mr. Joseph Williger, since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, President and a Director of the Company.

Joseph Williger, age 55, has served as President since September 2011 and a Director of the Company since the Company's inception. Since the Company's inception until September 2011 he served as  the Chief Executive Officer (or general manager) of the Company. He has also served as a Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively.  Mr. Williger has also served as a Director and as Chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic since April 1990.  Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chairman of the Board of Directors of the Company.

Chaim Gertal, age 76, has served as a Director of the Company since August 2010. Mr. Gertal is a member of the Audit Committee of the Company. From 1979 to 1999, Mr. Gertal was the general manager of Hanetz Import & Export Ltd., a subsidiary of Shufersal Ltd., the biggest supermarket chain in Israel, and at the same time served as head of the Food Importers Committee at the Israeli chamber of commerce. From 1954 to 1979, he served in the IDF, inter alia as commander of a logistics center, after being trained in logistics system management, and retired as a colonel. Mr. Gertal received his degree in Economy, Political Science and Sociology (B.A.) from Bar-Ilan University, Israel.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Mr. Chaim Gertal, Mrs. Ayelet Eliav and Mr. Boaz Nissimov who is nominated to be appointed as an External Director at the Meeting, qualify as independent Directors under the current Nasdaq requirements and are or following the meeting will be, members of the Audit Committee.  Under applicable SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has notified the Company that he complies with all requirements under the Companies Law for serving as a director.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Zwi Williger, Joseph Williger and Chaim Gertal be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2	RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants (“Deloitte”), as independent auditors of the Company for the year ending December 31, 2012 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company’s independent auditors for the year ended December 31, 2011.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2012 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 2

Companies Law Requirements Regarding External Directors

We are subject to the provisions of the Companies Law which requires that we have at least two External Directors.  See Proposal No. 3 below for a description of certain persons that may not serve as External Directors under the Companies Law.  Until the lapse of two years from termination of office, a company, its controlling shareholder, or a company controlled by him, may not engage an External Director or his spouse, or his child to serve as an office holder in the company or in any entity controlled by the controlling shareholder, and cannot employ or receive professional services for consideration from that person, and may not grant such person any benefit either directly or indirectly, including through a corporation controlled by that person.  The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise.  Under regulations, a director having financial and accounting expertise is a person who is determined by the Board, due to his or her education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director has "Professional Expertise" if he or she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board are made in accordance with this determination.

PROPOSAL NO. 3	NOMINATE MR. BOAZ NISSIMOV AS AN EXTERNAL DIRECTOR FOR A PERIOD OF THREE YEARS

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

A person may not serve as an external director if the person is a relative of the controlling shareholder or if, at the date of the person’s appointment or within the prior two years, the person, or his or her relatives, partners, employers, someone to whom he is subordinated directly or indirectly or entities under the person’s control, have or had any affiliation with us, any entity controlling us, any relative of our controlling shareholder or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if that person’s position or other business activities create, or may create a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board, who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional three-year terms.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

Compensation of external directors must be determined prior to their consent to serve as an external director. Mr. Nissimov's compensation will be the same as all other Directors of the Company and shall be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended. Mr. Nissimov will also be entitled to exemption and indemnification letter and to be included in the director’s and officers’ insurance policy as of all the other directors of the Company.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his or her service.

The Board of Directors has proposed to elect Boaz Nissimov as an External Director and as a member of the Audit Committee, to serve in such office for a period of three consecutive years.  Mr. Nissimov is to serve together with Mrs. Ayelet Eliav, who serves as an External Director of the Company.  It is the intention of the parties named in the proxy to vote for the nomination of Mr. Nissimov. Mr. Nissimov would replace Mr. Ariel Herzfeld, who served as an External Director of the Company for two consecutive three-year terms that will end on August 31, 2012.

The following information with respect to Mr. Nissimov is based upon the information furnished to the Company by Mr. Nissimov.

Boaz Nissimov, age 49, has been serving since 2006 as Director of Global Operations of Ness Technologies, a leading provider of Defense, HLS and Telecom solutions and systems.  Between 1999 and 2006, Mr. Nissimov was a SAP Group Manager in IBM Israel.  Between 1990 and 1999, he was the Operations Manager of Coca-Cola Israel.  Mr. Nissimov holds a MBA with specialization in finance from Bar Ilan University, Israel and BA in industrial engineer with specialization in information systems from Tel Aviv University, Israel.

Mr. Nissimov has notified the Company by filling out a questionnaire that he complies with (i) all the requirements under the Companies Law for serving as an External Director, and (ii) all the requirements under applicable Nasdaq rules for serving as an independent Director.  In addition, the Board of Directors has determined that Mr. Nissimov satisfies the conditions of “accounting and financial expertise” under the Companies Law.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED, that Mr. Boaz Nissimov be, and hereby is, nominated to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and his compensation shell be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 – 2000, as amended."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 3

PROPOSAL NO. 4	TO APPROVE A SALE AGREEMENT BETWEEN THE COMPANY AND WILLI FOOD

At the Meeting, the shareholders will be asked to approve the terms of a sale agreement between Willi Food and the Company pursuant to which Willi Food would purchase, from time to time as Willi Food may see fit, a variety of food products from the Company (the “Food Products”) in order to sell the Food Products at its store in Israel, and additional stores that Willi Food may open in the future (the "Store"). The Store would be operated by Willi Food at Willi Food's own expense and is intended, according to the terms of the agreement, to operate to promote the Food Products and serve as a flagship store branded with the trade mark “Willi Food” and may also serve as a focus group in order to examine whether the Company wishes to import and market these products in Israel to third party customers on a larger scale (the "Sale Agreement").

The terms of the Sale Agreement are similar to the terms provided to third parties and unaffiliated customers of the Company designated by the Company as a large retail customers.

The Sale Agreement would provide for the following terms:

•
Willi Food would purchase the Food Products from the Company at a price list to be determined and calculated based on the Company’s aggregate cost plus an amount equal to 21% of Company’s aggregate cost. Payment for the Food Products is to be paid by Willi Food to the Company within 75 days of supply;

•	the Company would supply the products to the Store according to orders from Willi Food within 48 hours of each order;

•	in consideration for advertising and branding the Company's brands, Willi Food would be entitled to a monthly credit of NIS 15,000 per store;

•
the Company would participate in discount sale promotions for the Food Products performed by Willi Food twice a year (Passover and “High Holidays”) in the total amount of NIS 50,000 per store for each discount sale promotion.  The Company would have no obligation to participate in any other discount sale promotions by Willi Food;

•	the Company would make a one-time payment to Willi Food for the Store shelf and refrigerator space in the amount of NIS 120,000 per store;

•	the Company would contribute to the expenses of Willi Food for arranging the Food Products on the Store shelves in an amount equal to 3% of Willi Food total monthly purchases made by Willi Food;

•	Willi Food would be entitled to a year-end bonus equal to 5% of Willi Food's total yearly purchases from the Company;

•
Willi Food would purchase from time to time, at the Company's request, new Food Products in order to act as its own "focus group" and to examine whether the Company wishes to import and market these products in Israel to third party customers on a larger scale;

•	Willi Food would have full right to return all of the Food Products to the Company;

•	except as provided above, Willi Food would bear all expenses in connection with the Store and its operation; and

•	all payments shall include applicable VAT.

The term period of the Sale Agreement would be three years commencing July 24, 2012, subject to the approval of this General Meeting of Shareholders. Subject to any legal requirements for its renewal, the Sale Agreement would automatically be renewed for additional 12 months periods, unless either party notifies the other of its desire to terminate the Sale Agreement.  Each party may terminate the Sale Agreement upon six months prior written notice.

On July 24, 2012 the Audit Committee and the Board of Directors of the Company each unanimously approved the Sale Agreement described above. Their approval was granted subject to the approval of this General Meeting of Shareholders by a special majority.

In making its decision, the Audit Committee and Board of Directors of the Company took into account that the terms of the Sale Agreement, including but not limited to the price the Company would receive for the Food Products, participation in discount sale promotions, payment for shelf and refrigerator space and advertising, are fair to the Company as compared to the price and other terms provided by the Company to unaffiliated large retail customers of the Company, and are terms which are customary in the market in which the Company operates, and also took into account that the Store would serve as a flagship store for the Company's products in Israel and would promote the Company's products and brands generally. The Audit Committee and Board of Directors of the Company also decided that the Company itself is involved in wholesale activities, and not retail activities, and the Company does not wish to become involved in retail activities because it is not its field of expertise and so as not to compete with its own retail customers.

It is proposed that at the Meeting, the following Resolution be adopted:

 “RESOLVED, to approve the terms of the Sale Agreement with Willi Food described in the Proxy Statement.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for approval of this resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders (as defined in the Companies Law) voting on this resolution (with abstentions not taken into consideration in counting the above-referenced shareholder votes) or (ii) the total number of votes of disinterested shareholders voted against this resolution does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative of the shareholder; (b) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (c) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Audit Committee and the Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 4.

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS’ REPORT AND
DIRECTORS’ REPORT

The Company will distribute at the Meeting the financial statements, the auditors’ report and the directors’ report for the fiscal year ended December 31, 2011, and will present to the Company shareholders certain highlights thereof.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2011, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between August 13, 2012 until August 16, 2012, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2011, together with the report of the auditors thereon, is available upon request by writing to Mr. Baruch Shusel, CPA, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

Dated: July 30, 2012

By Order of the Board of Directors
Zwi Williger, Chairman

PROXY CARD FOR ANNUAL AND SPECIAL GENERAL MEETING OF
SHAREHOLDERS

G. WILLI-FOOD INTERNATIONAL LTD.

August 30, 2012

Please date, sign, and mail your proxy card in the envelope provided as soon as possible.

This Proxy is solicited
on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Baruch Shusel, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Special Meeting of Shareholders of the Company, to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on August 30, 2012 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

1.	A) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-election of Mr. Chaim Gertal as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s Independent Auditors for the year ending December 31, 2012, and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To appoint Mr. Boaz Nissimov as an External Director of the Company for a period of three years, as such term is defined in the Israeli Companies Law, and to approve his compensation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israel Companies Law) or do you have a personal interest in the proposal resulting from your relationship with a controlling shareholder? (MUST BE COMPLETED FOR VOTE TO BE COUNTED

YES ☐	NO ☐

4.	To approve a Sale Agreement between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in resolution 4? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

THE ORDINARY SHARES REPRESENTED BY THIS PROXY CARD, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO OTHER DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF PROPOSALS 1, 2, 3 AND 4. TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

Signature: __________________________________

(Please sign exactly as your name appears above. If shares are owned in joint names, each joint owner must sign. If signing as executor, administrator, trustee, attorney or guardian, or as an officer of a corporation or general partner of a partnership, please also give your full title)

PLEASE SIGN AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.